Exhibit 1

  For Immediate Release

Pointer Telocation Reports Q3 2014 Financial Results

Third Quarter Highlights (versus third quarter last year)

•	6% revenue growth to $ 25.8 million, with 20% growth in service revenue;
•	EBITDA growth of 15% to $3.0 million;
•	Gross margin of 34.1% versus 31.3% last year;
•	40% growth in operating income to $2.1 million;

Rosh HaAyin, Israel November 13th, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the third quarter of 2014.

Financial Highlights

Revenues: Pointer's revenue for the third quarter of 2014 increased 5.9% to $25.8 million, compared to $24.4 million in the third quarter of 2013.

International activities for the third quarter of 2014 were 32% of total revenues compared to 28% in the same period in 2013.

Pointer’s revenues from services in the third quarter of 2014 increased 20% to $18.2 million (71% of revenues) compared to $15.2 million (62% of revenues), in the comparable period of 2013.

Gross Profit: In the third quarter of 2014, gross profit was $8.8 million (34.1% of revenues) compared to $7.6 million (31.3% of revenues) in the third quarter of 2013. Gross margin from products was 42.5% versus 39.1% in the third quarter last year. Gross margin from services was 30.6% versus 26.5% in the quarter last year.

Operating Income: Operating income increased 40% to $2.1 million (8.3% of revenues) in the third quarter of 2014 compared to $1.5 million (6.3% of revenues) in the third quarter of 2013. Operating income included an 'other income' of $0.3 million related to our previously announced acquisition in South Africa.

Financial expenses were $0.9 million compared with $0.2 million in the third quarter of last year. The increase was primarily as a result of the devaluation of Israeli Shekel denominated bank deposits due to the change in the US Dollar-Israel Shekel exchange rate during the third quarter of 2014.

Net Income: Pointer recorded net income of $0.9 million or $0.14 per share in the third quarter of 2014, at a similar level to that of the third quarter of 2013, despite the financial expenses increase as mentioned above.

Non GAAP net income: Pointer recorded non-GAAP net income of $1.7 million in the third quarter of 2014, as compared to non-GAAP net income of $1.9 million in the third quarter of 2013.

Adjusted EBITDA: Pointer’s adjusted EBITDA for the third quarter of 2014 was $3.0 million, an increase of 15% compared to the $2.6 million reported in the third quarter of 2013.

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented on the results: "We are pleased with our third quarter results, in particular with our strong growth in service revenue and the growth of international revenue portion of the overall sales. We are also happy with the improvement in our gross and operating margins. Our EBITDA growth of 15% puts us at $10 million in EBITDA so far this year, and demonstrates the success of our ongoing strategy."

Continued Mr. Mahlab, "We grew our MRM service customer base by approximately 20% over the past year, and I expect that our service revenues will continue to grow over the coming year."

Conference Call Information:

Pointer Telocation's management will host a conference call today, November 13, 2014, at 9:30 Eastern Time, 16:30 Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From USA: + 1-888-281-1167

From Israel: 03-918-0650

A replay will be available a few hours following the call on the company’s website.

Reconciliation between results on a GAAP and Non-GAAP basis.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and Non-GAAP net income as Non-GAAP financial performance measurements.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill and intangible assets.

We calculate Non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions, non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill and the devaluation of Israeli shekel denominated bank deposits based on the US dollar-Israel Shekel exchange rate.

The purpose of such adjustments is to give an indication of our performance exclusive of Non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and Non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these Non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and Non-GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Pointer Telocation:

Pointer Telocation is a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Ehud Helft, GK Investor & Public Relations
Tel.; 972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2014	December 31, 2013
	Unaudited

ASSETS

Cash and cash equivalents	$8,991	$3,349
Restricted cash	63	81
Trade receivables	20,149	19,793
Other accounts receivable and prepaid expenses	2,156	2,033
Inventories	6,208	6,038

Total current assets	37,567	31,294

LONG-TERM ASSETS:
Long-term accounts receivable	523	546
Severance pay fund	9,032	9,349
Property and equipment, net	12,718	13,975
Other intangible assets, net	2,325	2,936
Goodwill	52,014	55,127

Total long-term assets	76,612	81,933

Total assets	$114,179	$113,227

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2014	2013
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$7,687	$10,643
Trade payables	12,387	14,793
Deferred revenues and customer advances	7,552	7,753
Other accounts payable and accrued expenses	8,816	10,768

Total current liabilities	36,442	43,957

LONG-TERM LIABILITIES:
Long-term loans from banks	14,129	9,301
Long-term loans from others	1,121	1,301
Deferred taxes and other long-term liabilities	6,418	5,712
Accrued severance pay	10,055	10,317

	31,723	26,631
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,705	3,878
Additional paid-in capital	129,528	120,996
Accumulated other comprehensive income	(982)	1,456
Accumulated deficit	(85,543)	(89,220)

Total Pointer Telocation Ltd's shareholders' equity	48,708	37,110

Non-controlling interest	(2,694)	5,529

Total equity	46,014	42,639

Total liabilities and equity	$114,179	$113,227

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Revenues:
Products	$24,783	$25,022	$7,613	$9,206	$34,662
Services	53,933	44,756	18,214	15,192	63,195

Total revenues	78,716	69,778	25,827	24,398	97,857

Cost of revenues:
Products	14,718	14,798	4,376	5,602	20,763
Services	37,185	32,510	12,632	11,167	45,497

Total cost of revenues	51,903	47,308	17,008	16,769	66,260

Gross profit	26,813	22,470	8,819	7,629	31,597

Operating expenses:
Research and development	2,606	2,296	840	826	3,244
Selling and marketing	8,459	7,524	2,936	2,629	10,398
General and administrative	8,917	7,165	3,016	2,512	10,539
Other Expenses (Income)	(336)	-	(336)	-	403
Amortization of intangible assets	789	639	222	129	967

Total operating expenses	20,435	17,624	6,678	6,096	25,551

Operating income	6,378	4,846	2,141	1,533	6,046
Financial expenses, net	1,724	785	912	187	1,077
Other income (expenses), net	6	-	-	(7)	3,299

Income before taxes on income	4,660	4,061	1,229	1,339	8,268
Taxes on income	1,368	1,054	354	591	1,337

Income after taxes on income	3,292	3,007	875	748	6,931
Equity in gains of affiliate	-	340	-	158	340

Income from continuing operations	3,292	3,347	875	906	7,271

Net income	$3,292	$3,347	$875	$906	$7,271

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	3,677	2,565	1,065	780	6,320
Non-controlling interests	(385)	782	(190)	126	951

	3,292	3,347	875	906	7,271

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$0.5	$0.46	$0.14	$0.14	$1.14

Diluted net earnings (loss) per share	$0.48	$0.46	$0.13	$0.14	$1.10

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Cash flows from operating activities:

Net income	$3,292	$3,347	$875	$906	$7,271
Adjustments required to reconcile consolidated net income to net cash provided by operating activities:

Depreciation, amortization and impairment	3,591	2,768	1,116	855	4,049
Gain from obtaining control in a subsidiary previously accounted for by the equity method	-	-	-	-	(3,299)
Other income	(336)	-	(336)	-	-
Accrued interest and exchange rate changes of debenture and long-term loans	13	(37)	4	(18)	21
Accrued severance pay, net	113	(114)	(12)	(47)	(397)
Gain from sale of property and equipment, net	(130)	(169)	(33)	(2)	(195)
Equity in gains of affiliate	-	(340)	-	(158)	(340)
Amortization of stock-based compensation	285	163	110	106	374
Decrease in restricted cash	18	17	2	7	27
Increase (decrease) in trade receivables, net	(1,296)	(2,852)	409	(1,374)	(1,270)
Decrease (increase) in other accounts receivable and prepaid expenses	(291)	(363)	338	(107)	148
Increase in inventories	(283)	(945)	(66)	(851)	(685)
Deferred income taxes	1,085	671	281	240	1,272
Decrease (increase) in long-term accounts receivable	(7)	12	2	(20)	(4)
Increase (decrease) in trade payables	(840)	1,531	(1,333)	1,959	1,290
Increase (decrease) in other accounts payable and accrued expenses	(1,604)	1,718	(262)	458	1,449

Net cash provided by operating activities	3,610	5,407	1,095	1,954	9,711

Cash flows from investing activities:
Purchase of property and equipment	(3,204)	(3,188)	(956)	(752)	(4,663)
Proceeds from sale of property and equipment	1,111	1,458	244	660	1,216
Investment and loans/Repayments in affiliate, net	-	101	-	35	137
Acquisition of subsidiary (a)	(688)	-	(688)	-	(3,973)

Net cash used in investing activities	(2,781)	(1,629)	(1,400)	(57)	(7,283)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Cash flows from financing activities:
Receipt of long-term loans from banks	12,884	3,710	(43)	29	7,127
Repayment of long-term loans from banks	(7,080)	(7,859)	(2,277)	(2,261)	(10,137)
Repayment of long-term loans from shareholders	(353)	-	13	-	-
Repurchase of shares from non-controlling interests	(7,740)	-	-	-	-
Proceeds from issuance of shares, net	10,065	-	-	-	7
Short-term bank credit, net	(2,374)	(387)	208	659	563

Net cash provided by (used in) financing activities	5,402	(4,536)	(2,099)	(1,573)	(2,440)

Effect of exchange rate changes on cash and cash equivalents	(589)	(230)	(395)	(32)	(324)

Increase (decrease) in cash and cash equivalents	5,642	(988)	(2,799)	292	(336)
Cash and cash equivalents at the beginning of the period	3,349	3,685	$11,790	2,405	3,685

Cash and cash equivalents at the end of the period	$8,991	$2,697	$8,991	$2,697	$3,349

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2014	2013	2014	2013	2013
		Unaudited
(a)	Acquisition of subsidiary:

	Working capital (Cash and cash equivalent excluded)	$221	$-	$221	$-	$130
	Property and equipment	565	-	565	-	2,486
	Other intangible assets	238	-	238	-	1,690
	Goodwill	(336)	-	(336)	-	4,894
	Long term loans from banks and others	-	-	-	-	(1,342)
	Investment in subsidiary previously accounted for by the equity method	-	-	-	-	(3,885)

		$688	$-	$688	$-	$3,973

(b)	Non-cash activity:
	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	$11,385	$-	$-	$-	$-

  The accompanying notes are an integral part of the interim consolidated financial statements.

- - - - - - -

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited

GAAP Net income (loss) as reported	$3,292	$3,347	$875	$906	$7,271

Amortization and impairment of intangible assets	789	639	222	129	967
Other expenses of termination costs	-	-	-	-	403
Profit raise from gaining control in subsidiary previously treated by the equity method and acquisition related goodwill adjustment	(336)	-	(336)	-	(3,299)
Stock based compensation expenses	291	163	109	106	374
Non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	1,059	1,350	351	787	1,700
Financial expenses resulting from the devaluation of Israeli shekel denominated bank deposits	498	-	498	-	-

Non-GAAP Net income	$5,593	$5,499	$1,719	$1,928	$7,416

Adjusted EBITDA

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited

GAAP Net income (loss) as reported:	$3,292	$3,347	$875	$906	$7,271

Financial expenses, net	1,724	785	912	187	1,077
Tax on income	1,368	1,054	354	591	1,337
Profit raise from gaining control in subsidiary previously treated by the equity method and acquisition related goodwill adjustment	(336)	-	(336)	-	(3,299)
Stock based compensation expenses	291	163	109	106	374
Depreciation, amortization and impairment of goodwill and intangible assets	3,591	2,768	1,116	855	4,049

Non-GAAP Adjusted EBITDA	$9,930	$8,117	$3,030	$2,645	$10,809